December 4, 2024

Ms. Sisi Cheng
Ms. Anne McConnell
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:	BRC Inc.
Form 10-K for the fiscal year ended December 31, 2023 Filed March 6, 2024
Form 8-K Filed November 4, 2024
File No. 001-41275

Dear Ms. Cheng and Ms. McConnell:

On behalf of our client, BRC Inc., a Delaware public benefit corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission the Company’s response to the comments contained in the Staff’s letter, dated November 20, 2024 (the “Comment Letter”), with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2023 filed on March 6, 2024 (the “Form 10-K”) and Form 8-K filed on November 4, 2024 (the “Form 8-K”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations

1.	We note your response to prior comment 1. Please expand your disclosures in MD&A in future filings to more fully address the following:

•	Quantify the impact of the barter transactions on wholesale revenue;
•	Identify who issued the prepaid advertising credits;
•	Explain how, when, and where the prepaid advertising credits can and are expected to be used; and
•
Disclose and discuss the business reasons for entering the barter transactions, including, as indicated to us, that the current the barter transactions primarily resulted from disposing of excess inventory nearing its expiration dates.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that it will expand the Company’s disclosures in MD&A in future filings to more fully address the points with respect to the barter transaction as the Staff has noted above.

December 4, 2024

2.
We note your response and partially reissue prior comment 3. To the extent you incur material restructuring costs during any period presented, please revise future filings to provide the disclosures required by ASC 420-10-50-1. Also, expand your disclosures in MD&A in future filings to discuss and quantify the impact that restructuring activities had and are expected to have on your results of operations. Refer to SAB Topic 5:P:4.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that, to the extent the Company incurs material restructuring costs during any period presented, the Company will revise future filings to provide the disclosures required by ASC 420-10-50-1.  The Company also confirms that it will expand its disclosures in MD&A in future filings to discuss and quantify the impact that restructuring activities had and are expected to have on the Company’s results of operations.

3.
We note your response and partially reissue prior comment 5. In addition to disclosing and discussing the impact of the change in your loyalty program points policy on revenue, please revise future filings to also disclose and discuss the impact on gross profit and gross profit margin as previously requested.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that in future filings in addition to disclosing and discussing the impact of the change in the Company’s loyalty program points policy on its revenue, the Company will discuss and disclose the impact of the change in its loyalty program points policy on gross profit and gross profit margin.

4.
We have considered your response to prior comment 2. In regard to the non-GAAP adjustment for RTD Transformation Costs, the amounts related to Inventory write-off and RTD liquidation appear to be normal, recurring operating expenses necessary to operate your business. In addition, the Barter transaction discount adjustment has the effect of changing the recognition and measurement principles required by GAAP. Please confirm to us you will no longer include non-GAAP adjustments related to these items in your non-GAAP financial measures in future filings, including for comparable periods. Refer to both Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:  The Company respectfully acknowledges the Staff’s comment regarding the non-GAAP adjustments for RTD Transformation Costs, the amounts related to Inventory write-off and the RTD liquidation as well as the comment regarding the barter transaction discount adjustment (collectively, the “Subject Adjustments”) and, except for the relief requested below for the full 2024 fiscal year, confirms that it will no longer include non-GAAP adjustments related to these items in its future filings.

Over the past four quarters, the Company has provided Adjusted EBITDA guidance to the market (most recently in the range of $35.0 million to $40.0 million) which has been based on the Subject Adjustments.  Users of this information—including analysts, institutional investors, retail investors, employees, and other stakeholders—have developed their expectations regarding the Company’s operations and expected Adjusted EBITDA accordingly.  If the Subject Adjustments are eliminated in the fourth quarter of 2024 and for the prior three quarters in respect of the 2024 fiscal year, the Company believes that such elimination could be misleading and would cause unnecessary disruption with the Company’s investors and other stakeholders at a pivotal point in the Company’s fiscal year.  Specifically:

•
Misinterpretation of Guidance: Elimination of the Subject Adjustments for the 2024 fiscal year would cause the Company to report a significant and unexpected change from its previously announced Adjusted EBITDA guidance.  Accordingly, users of the Company’s financial information are likely to misinterpret the elimination of the Subject Adjustments as the Company’s downward revision to Adjusted EBITDA guidance and results, rather than a modification of the measure itself. This misunderstanding could lead to significant confusion among investors, particularly disadvantaging less sophisticated investors trying to understand the year’s results in the context of this change, potentially impacting investors’ investment decisions during the short period of time that investors have to understand such adjustments between the announcement of such changes and investors’ commencement of trading, erode confidence in the Company’s financial reporting, and lead to adverse market reactions.

December 4, 2024

•
Impacts Consistency of Financial Communications: A sudden change in approach in respect of the Subject Adjustments at year-end would undermine the consistency and reliability of the Company’s financial communications.  This consistency is critical to aligning with the expectations of users of the Company’s financial information, including both internal and external stakeholders. Stakeholders rely on comparability and clarity, especially during the final quarter of the fiscal year when year-end performance is most scrutinized.

The Company’s proposed approach is intended to reduce investor confusion. Although the Company will not include the Subject Adjustments in its fourth-quarter results, it would like to rely on the prior Adjusted EBITDA methodology with respect to such adjustments used throughout 2024 for full-year reporting.  The Company will introduce the updated EBITDA measure and its reasons for making the change in its discussions around the Company’s 2025 guidance which will be included in its earnings release for the quarter and full year ending December 31, 2024. Announcing this change at the time 2024 results are announced, and subsequently implementing this change in the first quarter of 2025, will ensure a smooth transition, maintain the integrity of the Company’s year-end reporting, and prevent confusion or misalignment in stakeholder expectations.

Accordingly, the Company respectfully requests that, for the reasons stated above, the Staff grant the Company relief with respect to the Subject Adjustments for the fourth quarter of 2024 to permit the Company to make such adjustments for the full 2024 fiscal year.

Form 8-K filed November 4, 2024
Exhibit 99.1

5.
In the Highlights section of your earnings release, you present Adjusted EBITDA before you present the most directly comparable GAAP measure, Net Loss. When you present and discuss a non-GAAP financial measure, please revise future filings to present and discuss the most directly comparable GAAP measure with greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that in future filings the Company will present and discuss the most directly comparable GAAP measure with greater prominence than the non-GAAP measure as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

December 4, 2024

6.
We note your responses and partially reissue prior comments 2 and 4. Please revise future filings to quantify and more fully explain the specific nature of the material costs included in each non-GAAP adjustment. Also, revise future filings to remove the characterization “nonrecurring” from non-GAAP adjustments that occur in multiple periods. Refer to Questions 100.05 and 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:  The Company respectfully acknowledges the Staff’s comment and confirms that in future filings the Company will quantify and more fully explain the specific nature of material costs included in each non-GAAP adjustment and will remove the characterization “nonrecurring” from non-GAAP adjustments that occur in multiple periods.

*************************

Thank you for your review of the filing. We hope that the foregoing has been responsive to the Staff’s comments. Please contact Elizabeth Razzano at (650) 320-1895 if you have any further comments or need additional information with respect to the filings or the responses set forth herein.

Sincerely,

/s/ Paul Hastings LLP

Paul Hastings LLP

cc:	Stephen Kadenacy, BRC Inc.